EXHIBIT 12.1

ARCHSTONE-SMITH TRUST
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(Dollar amounts in thousands)

(Unaudited)

	Years Ended December 31,
	2003 (1)	2002 (1)	2001 (1)	2000 (1)	1999 (1)
Earnings from operations	$108,262	$127,619	$130,070	$139,295	$140,920
Add:
Interest expense	186,832	190,005	88,081	107,231	94,471

Earnings as adjusted	$295,094	$317,624	$218,151	$246,526	$235,391

Fixed charges:
Interest expense	$186,832	$190,005	$88,081	$107,231	$94,471
Capitalized interest	26,854	32,377	31,600	37,079	41,099

Total fixed charges	$213,686	$222,382	$119,681	$144,310	$135,570

Ratio of earnings to fixed charges	1.4	1.4	1.8	1.7	1.7

(1)	Net earnings from discontinued operations have been reclassified for all years presented.